

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

March 27, 2025

BY EMAIL

Beau Yanoshik
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue NW
Washington, DC 20004

Re: Venerable Variable Insurance Trust and Venerable Investment Advisers, LLC; Request for Withdrawal of Exemptive Application (File No. 812-15560)

Dear Mr. Yanoshik:

By Form APP-WD filed with the Securities and Exchange Commission on March 25, 2025, the above-captioned application was requested to be withdrawn. Please be advised that the request for withdrawal has been granted, pursuant to delegated authority.

Sincerely,

/s/ Lisa Reid Ragen

Lisa Reid Ragen
Branch Chief
Chief Counsel's Office

cc: Christine Y. Greenlees